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                                January 26, 2006




Johanna V. Losert
Attorney-Advisor
Divison of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 3-5
Washington, D.C. 20549

               Re:    Nelnet Student Loan Funding, LLC
                      Amendment No. 2 to Registration Statement on Form S-3 File No. 333-128658

Dear Johanna:

               On November 16, 2005, Nelnet Student Loan Funding, LLC (the "Registrant") filed Pre-Effective Amendment No. 1 (the "Pre-Effective Amendment") to its Registration Statement on Form S-3 (the "Registration Statement") to register student loan asset-backed securities. This letter responds to the staff's comments on the Pre-Effective Amendment provided to the Registrant in a letter dated January 6, 2006. The comments have been restated below in italics and the Registrant's responses follow in regular text. Pre-Effective Amendment No. 2 to the Registration Statement will be filed to reflect changes made in response to the comments. We have also made certain changes to the base prospectus to reflect industry standards, to update tax disclosure and to remove redundant text. Three marked and three clean copies of the prospectus supplements and base prospectus are attached for your information and use.

Previous Comment No. 4

1. PLEASE CONFIRM, IF TRUE, THAT ALL MATERIAL INFORMATION IN THE UNDERLYING AGREEMENTS WILL BE AVAILABLE AT THE TIME OF TAKEDOWN EITHER BY BEING DISCLOSED IN THE 424 OR IN AGREEMENTS FILED PRIOR TO OR AT THE TIME OF THE TAKEDOWN.

January 26, 2006
Page 2


               The depositor and each issuing entity shall provide all material information with respect to the underlying agreements at the time of takedown in the form of prospectus disclosure filed pursuant to Rule 424. All material agreements not previously filed will be filed as exhibits to the Registration Statement on a Form 8-K within the four-day time frame permitted.

Base Prospectus

Incorporation of Documents; Where to Find More Information, page 92

2. FURTHER EXPAND TO DESCRIBE THE REPORTS OR OTHER DOCUMENTS PROVIDED TO SECURITY HOLDERS REQUIRED UNDER THE TRANSACTION AGREEMENTS INCLUDING INFORMATION INCLUDED, SCHEDULE AND MANNER OF DISTRIBUTION OR OTHER AVAILABILITY, AND THE ENTITY OR ENTITIES THAT WILL PREPARE AND PROVIDE THE REPORTS. ALTERNATIVELY, PLEASE CONFIRM THAT YOU HAVE ALREADY DONE SO HERE OR IN THE PROSPECTUS SUPPLEMENT. REFER TO ITEM 1118(A) OF REGULATION AB.

     We have amended both forms of prospectus supplement as well as the base prospectus to provide investors with the information requested in an accessible format.

3. EXPAND DISCLOSURE TO SPECIFY THE NAMES, AND IF AVAILABLE, THE COMMISSION FILE NUMBERS OF THE ENTITY OR ENTITIES UNDER WHICH REPORTS ABOUT THE ASSET-BACKED SECURITIES WILL BE FILED WITH THE COMMISSION. IDENTIFY THE SPECIFIC REPORTS SUCH AS FORMS 8-K, 10-D AND 10-K REPORTS AS WELL AS ANY OTHER INFORMATION FILED WITH THE COMMISSION. REFER TO ITEM 1118(B)(1) OF REGULATION AB.

     The forms of prospectus have been amended in response to this comment.

4. DISCLOSE THE WEB SITE ADDRESS WHERE NELNET WILL MAKE ALL SUCH REPORTS AVAILABLE TO INVESTORS. REFER TO ITEM 1118(C)(4) OF REGULATION AB.

     The specific address has been included.

Closing

               The Registrant intends to offer securities pursuant to the Registration Statement in February, 2006, and expects to file a request for acceleration on January 31, 2006, after the staff has had time to complete its review of the responses contained in this letter.

               Please let me know if the foregoing is responsive to your comments, and if you wish to discuss further any of the comments and our responses. The Registrant appreciates your assistance in connection with this review.



                                     Very truly yours,


                                     /s/ Thomas H. Duncan


Enclosures